     Western Wind Energy Corp.

Consolidated Restated Financial Statements

(Expressed in Canadian Dollars)

July 31, 2007

NOTICE OF NO AUDITOR REVIEW OF THE RESTATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JULY 31, 2007

In accordance with National Policy 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the six months ended July 31, 2007.

Western Wind Energy Corp.
Consolidated Balance Sheets
July 31, 2007 and January 31, 2007
(Expressed in Canadian Dollars)

			July 31	January 31
	Note		2007	2007
	2		Restated
Assets
Current
Cash			$49,463	$42,506
Accounts receivable			1,033,999	694,001
Refundable tax credits			104,371	68,624
Income taxes refundable			252,945	264,768
Prepaid expenses and deposits			244,149	238,234
Total current assets			1,684,927	1,308,133
Restricted cash	4		1,167,655	1,194,530
Investment	16		69,000	-
Construction in progress	5		373,382	262,697
Property and equipment deposits	6		31,576	30,411
Property and equipment	7		20,638,318	23,355,314
Goodwill and other intangible assets	9		3,992,830	4,409,958
Discontinued operations	15		13,472	13,472
Total Assets			$27,971,160	$30,574,515
Liabilities
Current
Accounts payable and accrued liabilities			$3,166,208	$2,693,436
Loans payable, current portion	10		15,479,692	17,456,429
Total current liabilities			18,645,900	20,149,865
Loans payable	10		545,236	545,236
Asset retirement obligation	11		967,142	1,030,000
Future income tax liability	14		4,829,570	5,726,251
Discontinued operations	15		904,628	1,134,194
Total liabilities			25,892,476	28,585,546
Commitments	18
Contingencies	19
Shareholders' Equity
Share capital	12, 19	(c)	23,121,727	21,879,587
Share subscriptions (receivable) received in advance	17		88,000	165,500
Contributed surplus	13		4,076,345	3,710,094
Deferred share bonus expense	17		-	(83,920)
Cumulative currency translation adjustment			(947,858)	473,098
Deficit accumulated in development stage			(24,259,530)	(24,155,390)
			2,078,684	1,988,969
Total Liabilities and Shareholders’ ' Equity			$27,971.160	$30,574,515
Nature of Business and Continued Operations	1

The accompanying notes are an integral part of these financial statements On behalf of the board:

“Jeffrey J. Ciachurski”	“Claus Andrup ”
Jeffrey Ciachurski	Claus Andrup
(Chief Executive Officer and Director)	(Director)

Western Wind Energy Corp.
Consolidated Statements of Operations and Deficit
For the Six Months Ended July 31, 2007 and 2006
(Expressed in Canadian Dollars)

		Three		Six
-		Months Ended		Months Ended
	Note	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006
	2	Restated		Restated
Revenues
Energy sales		$1,492,822	$33,119	$3,165,440	$50,825
Expenses
Advertising and promotion		12,889	72,128	30,994	106,692
Amortization		557,572	16,767	1,170,864	33,060
Asset retirement obligation	11	17,805	-	36,573	-
Bonuses	17	-	78,584	83,920	157,168
Consulting and directors' fees	17	260,205	145,078	488,011	334,481
Foreign exchange (gain) loss		(722,124)	(113,541)	(1,622,625)	(148,376)
Interest and accretion on long term debt	17	496,854	-	983,083	22,697
Management fees	17	45,000	28,573	90,000	90,000
Office and secretarial	17	27,159	45,798	61,808	86,950
Plant operating expenses		303,443	12,524	998,904	12,524
Professional fees		413,007	111,724	895,920	257,006
Project costs		61,468	2,483	137,413	44,652
Regulatory fees		6,896	4,451	20,422	13,128
Stock-based compensation	12	51,990	10,259	110,830	10,259
Travel and automotive	17	94,439	20,480	177,878	111,240
		1,626,603	435,308	3,663,995	1,131,481
Loss before the following		(133,781)	(402,189)	(498,555)	(1,080,656)
Interest income		13,581	19717	44,491	48,418
Gain (loss) on sale and write off of assets		-	-	-	(7,203)
Income (loss) from continuing operations
before income taxes		(120,200)	(382,472)	(454,064))	(1,039,441)
Income tax (recovery)		(183,095)	-	(376,089)	-
Income (loss) from continuing
operations after income taxes		62,895	(382,472)	(77,975))	(1,039,441)
Income (loss) from discontinued operations		74,861	-	(26,165)	-
Net income (loss) for the period		137,756	(382,472)	(104,140)	(1,039,441)
Deficit, beginning of period		(24,397,286)	(12,772,994)	(24,155,390)	(12,116,025)
Deficit, end of period		$(24,259,530)	$(13,155,466)	$(24,259,530)	$(13,155,466)

Loss per share as reported - basic and fully diluted (note 3(n))		$0.01	$(0.02)	$(0.01)	$(0.04)

Weighted average number of shares		25,743,080	23,749,289	24,466,165	23,737,789

The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.
Consolidated Statements of Cash Flows
For the Six Months Ended July 31, 2007 and 2006
(Expressed in Canadian Dollars)

		Three		Six
-		Months Ended		Months Ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006
	Restated		Restated
Cash flows from (used in) operations
for the period from continuing operations
after income taxes	$63,821	$(382,472)	$(77,975)	$(1,039,441)
Add: Items not involving cash
Amortization	557,572	16,767	1,170,864	33,060
Asset retirement obligation	17,805	-	36,573	-
Bonuses paid in shares	-	78,584	83,920	157,168
Accretion of fair value of conversion option	26,250	-	51,644	-
Stock based compensation	51,990	10,259	110,830	10,259
Future income taxes	(184,022)	-	(376,090)	-
Other	-	-	-	-
	533,416	(276,862)	999,766	(838,954)
Change in non-cash working capital items
Refundable tax credits	(24,633)	11,092	(35,747)	10,432
Accounts receivable	262,085	(20,072)	(339,998)	(20,072)
Income taxes refundable	10,538	-	11,823	-
Prepaid expenses and deposits	(121,936)	1,936	(5,915)	27,221
Accounts payable and accrued liabilities	289,856	111,311	472,770	286,761
Discontinued operations	251,788	-	(26,164)	-
Net cash used in operating activities	1,201,114	(172,595)	1,076,535	(534,612)
Cash flows from (used in) financing activities
Shares and warrants issued for cash	91,570	41,490	1,442,550	85,290
Loans payable and conversion rights	(801,248)	15,206,467	(2,028,381)	15,157,083
Advances (repayments to) related party	-	(68,732)	-	(268,732)
Discontinued operations	(229,566)	-	(229,566)	-
Net cash used in financing activities	(939,244)	15,179,225	(815,397)	14,973,641
Cash flow from (used in) investing activities
Purchase of property and equipment	(97,177)	61,808	(100,207)	(997,770)
Investment in Mesa Wind Farm	-	(15,534,623)	-	(15,534,623)
Purchase of intangible assets	- -	-	-	-
Construction in progress	(117,300)	(459,886)	(110,685)	(2,740,820)
Property and equipment deposits	(856)	(127,298)	(1,165)	543,499
Restricted cash	(41,125)	-	26,876	(1,162,800)
Investment	(69,000)	-	(69,000)	-
Net cash used in investing activities	(325,458)	(16,059,999)	(254,181)	(19,892,514)
Increase (decrease) in cash	(63,588)	(1,053,369)	6,957	(5,453,485)
Cash, beginning of period	113,051	1,522,679	42,506	5,922,795
Cash, end of period	$49,463	$469,310	$49,463	$469,310

The accompanying notes are an integral part of these consolidated financial statements

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Verde Resources Corporation (“Verde”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. to develop solar energy projects.

For the year ended January 31, 2007, the Company was a development stage company. The Company owns a 29.9 MW wind farm that generated US$4million in revenues in the first 12 months since the acquisition on July 25, 2006. Therefore, management believes that the Company is not in the development stage.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061 (note 15). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, Eastern Wind Power Inc. (“EWP”), and the operations of its 49% owned affiliate Steel Park, LLC that was developing the Steel Park 15 MW Project in Arizona have been discontinued.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in the notes 19(b), 19(c) and 19(d). If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (note 19 (b)), Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share (note 19(c)) and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (note 19(d)). On September 28, 2007, the Company entered into a Settlement Agreement with Pacific Hydro (note 22).

At July 31, 2007, the Company had a working capital deficiency of $16,960,973 and shareholders’ equity of $2,068,784. For the year ended January 31, 2007, the Company had a loss of $11,962,693 and has accumulated losses since the commencement of operation of $24,259,530. For the six months ended July 31, 2007, the loss was reduced by foreign exchange gains of $1,580,625 resulting from the loss in value of the United States dollar.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (note 10), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity and debt financing as required.

2.	Correction of Errors in the Financial Statements for the Period Ended July 31, 2007

Subsequent to the July 31, 2007, the Company identified errors in recording revenues, plant operating expenses, certain accruals of accounts payable and foreign exchange and in calculating cash flow. The effect of these adjustments to the consolidated balance sheet, consolidated statement of income and deficit and consolidated statement of cash flows is as follows:

Consolidated Balance Sheet

	As
	Reported	Adjustment	Restated
Liabilities
Accounts payable	$3,250,190	$(83,982)	$3,166,208

Shareholders' equity
Deficit accumulated during development stage	$(24,343,512)	$83,982	$(24,259,530)

Western Wind Energy Corp
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

2.	Correction of Errors in the Financial Statements for the Six Months Ended July 31, 2007 (Continued)

	As
	Reported	Adjustment	Restated
Consolidated Statement of Operations and Deficit
Revenues	$3,693,881	$(528,441)	$3,165,440
Foreign exchange loss (gain)	$(1,778,471)	$155,846	$(1,622,625)
Plant operating costs	$1,767,444	$(768,540)	$998,904
Total expenses	$4,276,418	$83,982	$3,663,995
Income (loss) from continuing operations	$(538,046)	$83,982	$(454,064)
Loss for the period	$(188,122)	$83,982	$(104,140)
Deficit, end of period	$(24,343,512)	$83,982	$(24,259,530)
Consolidated Statement of Cash Flows
Cash flow from (used in) operations
for the period ended July 31, 2007	$(161,957)	$83,982	$(77,975)
Accounts payable and accrued liabilities	$556,752	$(83,982)	$472,770
Share and warrants issued for cash	$1,150,780	$291,770	$1,442,550
Loans payable and conversion rights	$1,925,093	$(103,288)	$2,028,381
Investment in Mesa Wind Farm	$188,481	$(188,481)	$-

3.	Significant Accounting Policies

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b)	Basis of Presentation

The Company has commenced commercial operations with the acquisition of the Mesa Wind Farm and generated revenues of approximately US$4 million for the first 12 months after the date of acquisition. It has not completed the development of any wind projects and its development activities with respect to these new projects are continuing. Prior to the current fiscal year, the Company was considered to be in the development stage and presented its financial statements in accordance with CICA Accounting Guidelines 11, “Enterprises in the development stage”.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (Continued)

e)	Accounts receivable

Accounts receivable are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the knowledge of the financial conditions of the customers, aging of accounts receivables, the current business environment and historical collection experience.

f)	Restricted Cash

Cash reserves segregated from the Company’s cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

g)	Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, depreciation is based on one-half of the full year depreciation for depreciable assets excluding generating facilities and land right-of-way.

The land right of way is recorded at cost less accumulated amortization.

The amortization rates are as follows:

Land right-of-way	6.5 years
Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

h)	Construction in Progress

Construction in progress are costs incurred to assess the feasibility of wind farm sites and secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2007, the Company has not commenced full scale commercial operations of any projects.

i)	Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

j)	Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (Continued)

of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

k)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at July 31, 2007, the Company had an asset retirement obligation with respect to a right of way that is owned by Mesa Wind

l)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

m)	Foreign Currency Translation

Integrated Foreign Operations

Assets and liabilities of foreign operations having a functional currency of US dollars are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization and bonuses, which is translated at historical exchange rates. Translation exchange gains and losses are included in the loss for the year.

Self-Sustaining Foreign Operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for monetary and non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year. Translation exchange gains and losses are recorded as a currency translation adjustment in shareholders’ equity.

n)	Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the six months ended July 31, 2007 and years ended January 31, 2007, and 2006, the stock options and share purchase warrants, as disclosed in note 12, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

o)	Stock-based Compensation

The Company follows the Canadian Institute of Chartered Accountants’ Handbook (“CICA”) section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to consultants or employees and directors require the application of the fair value method. All stock option awards granted to after January 31, 2002 have been accounted for using the fair value method.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (Continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period of the stock options.

p)	Goodwill and Other Intangible Assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and are amortized over the remaining term of the power purchase agreements.

q)	Revenue Recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

r)	Financial Instruments

All financing instruments are recognized at fair value on the balance sheet. Unrealized gains and losses on trading financial assets are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the assets are disposed off.

The Company has made the following classifications:

Cash and cash equivalents are classified as financial assets held for trading are at measured at fair value. Gains and losses related to periodic revaluation are recorded in net income.

Accounts receivable are measured at fair value and subsequent periodic revaluations are recorded in net income.

Accounts payable and accrued liabilities and long-term debt (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded in net income.

s)	Comprehensive Income

Comprehensive income consists of net earnings and other comprehensive income. Other comprehensive income consists of changes in the fair value of available for sale financial instruments, net of income tax.

4.	Restricted Cash

	July 31	January 31
	2007	2007

Term deposit and accrued interest	$1,167,655	$1,194,530

The Company has pledged $1,139,655 to secure a US$1,000,000 letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005 and US$90,000 letter of credit to Southern California Edison for a performance bond on the 2007 Request for Proposal.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

5.	Construction in Progress

	Windstar	Mesa Wind
	120 MW	50MW	Total

Balance as at January 31, 2007	$222,632	$40,065	$262,697
Additions	63,581	47,104	110,685
Balance as at July 31, 2007	$286,213	$87,169	$373,382

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects. The Steel Park 15 MW and Grand Manan 20 MW projects have been terminated and the losses have been recognized as losses from discontinued operations (note 15).

Windstar 120 MW Project

In March 7, 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2008. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW and release of the US$1 million letter of credit (note 4).

Mesa Wind – 50 MW Redevelopment Project

On July 25, 2006, the Company purchased the Mesa Wind Project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site can be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection and provided US$1,090,000 in letters of credit.

6.	Property and Equipment Deposits

July 31	January 31
2007	2007

$31,576	$30,411

Windstar

On August 4, 2006, the Company entered into an agreement to purchase land for $266,425 (US$250,000), payable by a deposit of $26,643 (US$25,000), vendor financing of $186,498 (US$175,000) payable over two years with interest and $55,505 (US$50,000) on closing. The vendor informed the Company that it does not want to proceed with the transaction and the Company has commenced a lawsuit for performance of the purchase agreement. The transaction was completed on November 1, 2007.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

7.	Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
July 31, 2007
Land	$5,403,972	$-	$5,403,972
Land right-of-way	393,060	60,741	332,589
Generating facilities	17,020,578	2,311,272	14,709,306
Meteorological towers	169,317	96,182	73,135
Furniture and equipment	36,195	18,798	17,397
Vehicles	127,737	25,548	102,189

	$23,150,859	$2,512,541	$20,638,318

		Accumulated	Net Book
	Cost	Amortization	Value
January 31, 2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	434,110	33,393	400,717
Generating facilities	18,726,606	1,321,780	17,404,826
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Vehicles	127,737	12,774	114,963

	$24,817,690	$1,462,376	$23,355,314

8.	Acquisition of Wind Farms

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc for $952,133 (US$825,000) plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The Company has included the revenues and expenses of the Windridge Wind Farm in its Statement of Operations from February 17, 2006.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

8.	Acquisition of Wind Farms (Continued)

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation (“PAMC”) with its wholly-owned subsidiary Mesa Wind Power Corporation to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC’s assets included a right of way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 Power Purchase Agreement with Southern California Edison expiring on June 22, 2010. The right of way grants the holder the right to enter into a new 30 year right of way if the lease is in good standing. The Company assumed an asset retirement obligation of $998,846 (US$875,106).

The Company has allocated the purchase price as follows:

Generating facilities	$17,700,299
Land right of way	420,980
Goodwill	4,217,470
Power purchase agreement	34,242
22,372,991
Less
Future income tax liability	5,913,510
Asset retirement obligation	924,858
15,534,623
Cash	1,036
$15,535,659

The Statement of Operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see note 19(b)).

9.	Goodwill and Other Intangible assets

			July 31	January 31
			2007	2007
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Goodwill	$3,937,760	$-	$3,937,760	$4,349,012
Power purchase contracts	66,594	11,524	55,070	$60,946

	$4,004,354	$11,524	$3,992,830	$4,409,958

10.	Loans Payable

	July 31	January 31
	2007	2006

Windridge Acquisition Loan	$235,432	$214,395
Windstar Mortgages	256,522	320,046
Mesa Wind Acquisition Loan	14,280,380	15,771,800
Kingman Acquisition Loans	879,203	971,025
River Springs, Arizona Mortgage	12,113	15,206
Loan from a related party to purchase Kingman, Arizona Property	303,835	630,000
Finance contracts payable	57,443	79,193
	16,024,928	18,001,665
Less current portion	15,479,692	17,456,429
	$545,236	$545,236

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

10.	Loans Payable (Continued)

Windridge Acquisition Loan

The Company entered into an agreement dated June 5, 2005 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring in 2014 for $879,203 (US$825,000). The purchase was financed by a mortgage of $293,068US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. The loan is secured by a first charge on the land.

The loan is recorded at its fair value of $235,432. The difference between the fair value and loan amount of $57,635 has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $57,635 being charged to interest expense over the term of the loan. During the six months ended July 31, 2007, the Company accreted $51,644 in interest expense.

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $256,522(US$240,708). The mortgages are repayable in blended monthly payments of $5,492 (US$5,153) with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The mortgages are secured by first charges on the land.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan of $14,280,380 (US$13,400,000) from Pacific Hydro Limited. Pacific Hydro was granted a right to subscribe to US$7,000,000 pursuant to a new share private placement. Pacific Hydro did not elect to subscribe to the private placement and the loan was repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corp. and a charge on all of its assets. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind were to be transferred to Pacific Hydro Limited.

Pacific Hydro commenced litigation to order the immediate transfer of the common shares of Mesa Wind Power Corporation. The Company issued at Statement of Defence and Counterclaim. The Company entered into a Settlement Agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing at that time and the Phase II closing on November 28, 2007. Phase II of the Settlement Agreement required that the shares of Mesa Wind be placed in escrow and transferred to Pacific Hydro if the Company does not repay the Mesa Acquisition Loan prior to April 28, 2008

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to July 31, 2007 is $1,520,613 (US$1,426,868).

Kingman Acquisition Loans

The Company entered into an $879,203 (US$825,000) loan, secured by a first charge on the property, with the vendor of the land. The loan was repayable on June 6, 2007 with interest at 7% per year. On June 6, 2007, the loan was renegotiated and $439,602 (US$412,500) was extended to December 6, 2007. The Company paid a renegotiation fee of $22,380 (US$21,000) and accrued interest on the loan.

On June 6, 2007, the Company borrowed $439,601 (US$412,500) from a significant shareholder to repay a portion of the first mortgage. The loan bears interest at 12% and is secured by a second charge on the property. Interest is payable monthly. Subsequent to July 31, 2007, the significant shareholder received a bonus of 119,000 shares at a deemed price of $0.75 per share.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

10.	Loans Payable (Continued)

River Springs Ranch, Arizona Mortgage

The loan of $12,113 (US$11,366) is repayable in monthly payments of $184(US$173) including interest at 11% per year and service fees and is secured by a first charge on the land. The Company intends to repay the loan prior to January31, 2008.

Loan Payable to Related Party to Purchase Kingman, Arizona Land

The Company entered into a loan agreement on November 30, 2006 and amended on January 4, 2007 with the spouse of an officer and director to borrow $630,000. The terms of the loan agreement provide for interest to be paid at LIBOR plus 5.98% and for a maturity of two years. In addition, the Company paid the spouse of the officer and director a bonus of 146,500 shares at a deemed price of $0.86 per common share. The balance of the loan at July 31, 2007 is $303,835. On October 23, 2007, the loan was repaid.

Finance Contracts

The Company has finance contracts totalling $57,443 (US$53,902) to acquire four trucks for the Mesa Wind Project. The finance contracts are secured by a charge on the vehicles and are repayable at $2,298 (US$2,156) per month without interest.

Interest on long term debt for the six months ended July 31, 2007 amounted to $983,083 and $496,854 for the three months ended July 31,, 2007.

Principal payments due in the next five years and thereafter are as follows:

2008	$15,479,692
2009	327,538
2010	79,935
2011	31,321
2012	35,919
Thereafter	70,523

$16,024,928

11.	Asset Retirement Obligation

On July 25, 2006, the Company acquired a Bureau of Land Management right of way that will expire on January 26, 2013. The right of way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right of way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	July 31	January 31
	2007	2007

Balance, beginning of period	$1,030,000	$-
Additions		953,704
Accretion	36,573	76,296
Foreign exchange adjustment	(99,431)	-
Balance, end of period	$967,142	$1,030,000

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

12.	Share Capital

a) Authorized: Unlimited common shares without par value.
                           Unlimited class A preferred shares without par value.

b) Issued: Common shares

	Shares	Amount

Balance, January 31, 2005	14,645,935	$8,981,033

Cash transactions
Private placement at $0.82 per unit, net of issuance costs
of $15,000	1,181,148	953,540
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per unit net of issuance
costs of $109,520 (note 19(c))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,829
	8,720,134	11,924,249
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
Bonus shares at deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	348,720	584,835
	9,068,854	12,509,084

Balance, January 31, 2006	23,714,789	21,490,117
Cash transactions
Exercise of warrants at $2.10 per share	16,000	33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance costs
of $14,090	137,416	150,810
Allocation of fair value of warrants	-	(49,870)
Exercise of warrants at $1.03 per share	78,000	80,340
	258,416	263,480
Non cash transaction
Bonus shares at a value of $0.86 per share	146,500	125,990
	404,916	389,470

Balance, January 31, 2007	24,119,705	21,879,587

Debt settlement at a deemed price of $0.80 per share	179,375	143,500
Private placement at $0.90 per unit net of issuance costs of
$38,100	732,000	620,700
Allocation of fair value of warrants		(255,420)
Exercise of warrants at $1.03 per share	712,000	733,360

Balance, July 31, 2007	25,743,080	$23,121,727

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

12.	Share Capital (Continued)

c)	750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company. Subsequently, the shareholders and the TSX Venture Exchange approved cancellation of the escrow.

In addition, 121,953 shares are held in escrow, subject to the recipient’s continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement. There are 426,829 shares to be issued to an officer and director pursuant to the bonus declared during the year ended January 31, 2006. Upon issue, they will be held in escrow and released, subject to the recipient’s continued service as a director of employee of the Company, over the period to October 26, 2007.

Pacific Hydro has commenced legal action that if successful, would require the Company to redeem 4,333,333 shares at $1.50 per share (see note 19(c)).

d)	Share purchase warrants outstanding as at January 31, 2007:

Number of	Exercise	Expiry
Warrants	Price	Date

666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2007
-	2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008
774,000	1.05	February 23, 2009

7,352,549

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: Risk free rate of interest – 3.89%, dividend yield – 0%, volatility - 75% and an expected term of approximately 2 years.

e)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price, is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant, and expires 5 years from the date of grant.

During the six months ended July 31, 2007, the Company granted 250,000 options to consultants to acquire shares at $1.10 per share. The stock options of three consultants having 370,000 stock options at $1.20 expired and the stock option of one consultant having 25,000 stock options at $1.52 and 25,000 stock options at $2.05 were cancelled since she ceased to provide services to the Company.

During the 2007 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

12.	Share Capital (Continued)

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

The Company recorded $110,830 of stock based compensation expense for options vested during the six months ended July 31, 2007 (2007 - $490,168).

A summary of stock option information as at January 31, 2007 is as follows:

		Weighted Average
	Shares	Exercise Price
Options outstanding at January 31, 2004	1,812,500	$1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	250,000	1.10
Expired/forfeited	(420,000)	1.27
Options outstanding at April 30, 2007 and
July 31, 2007	2,875,000	$1.43

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (yrs.)	Price	Exercisable	Price

$0.75 - $1.50	2,200,000	3.15	$1.26	1,587,500	$1.28

$1.50- $2.25	425,000	1.29	$1.73	734,000	1.73

$2.25 - $3.38	250,000	1.19	$2.43	250,000	2.43

	2,875,000	2.71	$1.43	2,784,000	$1.47

g)	The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.00% (2006 – 4%, 2005 - 4%), dividend yield 0% (2006 - 0%; 2005 - 0%), volatility of 73% - 76% (2006 – 76%; 2005 - 79%) and expected lives of approximately 5 years (2006 – 5 years; 2005 - 5 years).

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

13.	Contributed Surplus

Contributed Surplus has changed as follows:

	July 31	January 31
	2007	2007

Balance, beginning of the year, as previously reported	$3,710,094	$2,961,768
Stock-based compensation expense	110,830	490,168
Fair value of conversion option	-	208,288
Fair value of warrants issued during the year	255,421	49,870
	$4,076,345	$3.710,094

14.	Income Taxes

Income taxes:
	July 31	October 31
	2007	2007
Current	$-	$-
Future	(376,089)	-
	$(376,089)	$-

15.	Discontinued Operations

The losses from discontinued operations are comprised of the following:

	Accumulated
	Losses as at
	July 31	July 31	January 31
	2007	2007	2007

Grand Manan 20 MW Project	$(2,002,299)	$(26,026)	$(1,149,339)
Steel Park 15 MW Project	(5,013,861)	(139)	(5,013,722)
	$(7,016,160)	$(26,165)	$(6,163,061)

Grand Manan 20 MW Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter credit that the Company provided and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off its investment in the Grand Manan Project, property and equipment and reclassified prior expenses relating to the project as losses from discontinued operations totaling $2,002,299 as a loss on discontinued operations.

On July 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit and the deposit on completion of due diligence.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

15.	Discontinued Operations (Continued)

Steel Park 15 MW Project

The Company had a Power Purchase Agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW Project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a Turbine Supply Agreement with Mitsubishi Power Systems. The Turbine Supply Agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and it is secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. As a result, the Company has written off its investment in Steel Park, LLC.

16.	Investment

The Company invested $69,000 in a joint venture to develop wind energy in India.

17.	Related Party Transactions

a)	The following expenses were accrued/paid during the period to directors, officers, a significant shareholder and the spouse of a director of the Company:

	July 31	January 31
	2007	2007

Consulting and directors’ fees	$385,327	$689,219
Bonuses	83,920	334,080
Management fees	90,000	417,723
Office and secretarial	18,000	36,000
Rent	21,000	35,559
Travel and automotive	9,300	33,826
Financing costs	-	142,014
Interest	855,823	774,498
	$1,463,370	$2,462,919

b)	On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 10). The loan bore interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. The Company repaid the loan on October 23, 2007.

c)	For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).

d)	Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $14,280,380 (US$13,400,000) to acquire Mesa Wind Power (note 10). The loan bears interest at LIBOR plus 6% and is repayable on April 28, 2008. Interest accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764 and $1,520,613 at July 41, 2007.

e)	During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006 - $1,000,000; 2005 - $nil) were awarded to two directors and officers of the Company. The 2006 bonus was to be settled through the issuance of 609,759 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006 - $582,000 (2005 - $nil) was expensed in the year-ended January 31, 2007 and $83,920 (2006 - $418,000) was deferred and was amortized to expense pursuant to the terms of the agreement. The balance of the bonus of $83,920 was expensed during the six months ended July 31, 2007.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

18.	Commitments

	a)	On April 6, 2006, a Letter of Credit was established for $1,065,700 (US$1,000,000) to secure a performance bond to Southern California Edison. The Letter of Credit is secured by US$1,000,000 in cash. The power purchase agreement requires the Company to complete the Windstar 120 MW Project prior to December 31, 2008 (note 4). On July 16, 2007, a Letter of Credit was established for $95,914 (US$90,000) to secure the Company’s performance pursuant to a Request for Proposal.

	b)	On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas. If Pacific Hydro and the Company agree on a definitive joint venture, the parties will co-develop the project. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan (see note 19(d)). On September 28, 2007, the Company entered into a Settlement Agreement that provided for the temporary discontinuance of the lawsuit until April 28, 2008, if the Mesa Wind Acquisition Loan is not repaid and a dismissal if the Mesa Acquisition Loan is repaid.

	c)	The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

	d)	The Company has a Bureau of Land Management right of way that will expire on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires annual payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of the right of way (note 10).

	e)	The Company has entered into a Bureau of Land Management right-of-way grant for three years for 19,054 acres of land near Kingman, Arizona for an annual rental fee of US$19,054 for the period from January 1, 2007 to December 31, 2010. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.

	f)	The Company entered into a property referral agreement with Richard Simons that provides for a finder’s fee of US$1,000 per MW payable on financial close of the wind energy project.

19.	Contingencies

	a)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. As such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

If any of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

	b)	On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind to Pacific Hydro. The Company filed a Statement of Defence and Counter Claim. The Company entered into a Settlement Agreement with Pacific Hydro that provides for the repayment of the Mesa Acquisition Loan before April 28, 2008. In the event that the Mesa Acquisition Loan is not repaid, the common shares of Mesa Wind will be transferred to Pacific Hydro. Phase II closing has been completed and the common shares of Mesa Wind are in escrow.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

19.	Contingencies (Continued)

c)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Deed. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro, that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option and the Subscription Agreement superseded the Exclusivity Deed On September 28, 2007, the Company entered into a Settlement Agreement with Pacific Hydro that provides for the temporary discontinuance of the lawsuit until April 28, 2008 and the dismissal of the lawsuit if the Mesa Wind Acquisition Loan is repaid.

d)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence denying all of Pacific Hydro’s claims. On September 28, 2007, the Company entered into a Settlement Agreement with Pacific Hydro that provides for the temporary discontinuance of the lawsuit until April 28, 2008 and the dismissal of the lawsuit if the Mesa Wind Acquisition Loan is repaid.

e)

The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services rendered. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of EWP is suing the Company and its chief executive officer for slander. Subsequent to July 31, 2007, the lawsuit was settled.

f)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the 2006 year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Subsequent to July 31, 2007, the lawsuit was settled.

g)

On July 9, 2007, the Company was sued by Michael and Grace Wystrach who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. The Company believes that the claim is without merit and has filed a Statement of Defence.

20.	Non-cash Financing Activities

During the year ended January 31, 2007, the Company issued 146,500 bonus shares at a value of $0.86 per share in connection with a loan from a related party for $630,000.

The Company expensed bonuses totalling $334,080 that were settled by the issue of shares.

During the six months ended July 31, 2007, the Company issued shares for debt totalling $143,500.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

21.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and loans payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company has long term liabilities at fixed interest rates and variable interest rates. The fair market value of the long term liabilities approximates its carrying value.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

22.	Subsequent Events

Pacific Hydro Settlement

On September 28, 2007, the Company entered a Settlement Agreement with Pacific Hydro that provided for settlement of the lawsuits described in notes 19(b), 19(c) and 189(d) and the termination of the business relationship between the parties. The Settlement Agreement provided for a Phase 1 closing and a Phase II closing, both of which have been completed.

Phase I closing provided for the following:

a.	The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

b.	The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

c.	Mutual indemnities against claims, actions, losses, liabilities and expenses;

d.	Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

e.	The payment to the Company on April 28, 2008 of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa Acquisition Loan not to exceed US$1,534,081; and

f.	The temporary discontinuance of litigation between the parties until April 28, 2008.

Phase II closing required that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind Acquisition Loan and April 28, 2008. If the Mesa Acquisition Loan is repaid the common shares of Mesa Wind will be returned to the Company and if the Mesa Acquisition Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

If the Mesa Wind Acquisition Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the Settlement Agreement. If the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the Settlement Agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

All actions between the parties will be temporarily discontinued until April 28, 2008.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

22.	Subsequent Events (Continued)

Pacific Hydro retains ownership of 6,000,000 common shares of the Company. If the Company’s share price reaches a specified price, Pacific Hydro has agreed to sell the 6,000,000 common shares on the TSX Venture Exchange.

Phase II closing provided for the following:

a.	A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind Acquisition Loan is repaid;

b.	The reduction of the Mesa Wind Acquisition Loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to April 28, 2008;

c.	The termination of the Alliance Agreement; and

d.	The termination of all litigation between the parties.

If the Mesa Wind Acquisition Loan is not repaid by April 28, 2008, the litigation with respect to the Alliance Agreement and the alleged redemption rights as described in notes 19(c) and 19(d) will continue.

Other Subsequent Events

On August 17, 2007, The Company completed a private placement of 107,769 units at a price of $0.90 per unit. Each unit consists of one share and one share purchase warrant that entitles the holder to purchase one common share at a price of $1.05 per share until August 1, 2009.

On October 12, 2007, the Company completed a private placement of 165,000 units was completed. Each unit is comprised of one share and one warrant to purchase a share at a price of $1.20 for a period of two years.

On October 25, 2007, the Company repaid a loan of $303,835 and accrued interest to the spouse of an officer and director.

On October 26, 2007, the Company announced that the shareholders approved the Settlement Agreement with Pacific Hydro.

On November 1, 2007, the Company completed the purchase of 77 acres for US$250,000 payable by US$25,000 for escrow, US$50,000 on closing and a two year vendor mortgage of US$150,000.

On November 8, 2007, the Company granted 950,000 stock options to consultants and directors exercisable at a price of $1.54 for five years and vested over 18 months.

On November 12, 2007, the Company completed a private placement of 2,061,400 units at $1.40 per unit. Each unit is comprised of one share and one warrant to purchase a share at a price of $1.75 for a period of two years.

On November 28, 2007, the Company granted 275,000 options to Chris Thompson, the Company’s Chief Financial Officer, exercisable at a price of $1.32 for five years from the date of grant and to be vested over 24 months.

On December 10, 2007, the Company granted 275,000 options to George Salama, the president of Western Solargenics Inc., exercisable at a price of $1.32 for five years from the date of grant and to be vested over 24months.

On December 21, 2007, the company entered into a sublease agreement to rent office space in Vancouver commencing January 1, 2008 and expiring February 28, 2012. The monthly rental, including operating costs, will be $6,000 for the first 14 months increasing to $6,200 thereafter for a total commitment of $311,000.

The Company settled its outstanding lawsuits with Paul Woodhouse and Darlene Gillis and paid the plaintiffs $100,000.

Western Wind Energy Corp.
Notes to Consolidated Financial Statements
For the Six Months Ended July 31, 2007
(Expressed in Canadian Dollars)

23.	Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period financial statements.